Exhibit 4.15

Execution Version

AMENDED AND RESTATED MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT is dated 14 March 2023

AMONG:

(1)	NEPTUNE MARITIME LEASING LIMITED, a company incorporated and existing under the laws of Jersey with its registered office at Whiteley Chambers, Don Street, St Helier, Jersey JE2 4TR (“NML”); and

(2)	NEPTUNE GLOBAL FINANCING LIMITED, a company incorporated and existing under the laws of Jersey with its registered office at Whiteley Chambers, Don Street, St Helier, Jersey JE2 4TR (“Manager”),

(NML and the Manager together, the “Parties”, and each a “Party”).

WHEREAS:

(A)
Pursuant to the Shareholders Agreement (as defined below), NML has been formed as the parent company of each of the Owners (as defined below), which, in turn, have been or are to be incorporated to own the Vessels.

(B)	In order to provide NML with accounting, strategic, commercial and vessel-specific services as required, NML desires to engage the Manager to provide such services.

(C)	The Manager has agreed to provide by its own personnel and resources such services to NML on the terms and conditions set out in this Agreement.

IT IS HEREBY AGREED:

1	DEFINITIONS AND CONSTRUCTION

1.1	Definitions

In this Agreement, save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them:

“Administrator” means Highvern Fund Administrators Limited or such other person approved by NML that provides services to NML.

“Affiliate” means, in relation to any person, any other person which, directly or indirectly, Controls, is Controlled by or is under common Control with, such person.

“Applicable Laws” means, in respect of any Person, property, transaction or event, all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes, of practice and policies of any Governmental Entity having authority over that Person, property, transaction or event and having the force of law, and all general principles of common law and equity.

“Approved Investment” has the meaning given to such term in the Shareholders Agreement.

“Articles” has the meaning given to such term in the Shareholders Agreement.

“Books and Records” means all books of account and records, tax records, sales and purchase records, Vessel records, all documents and written records relating to the insurances, computer software, formulae, business reports, invoices, all records and third party invoices relating to the Manager’s and/or any sub-contractors or agent’s expenses, plans and projections and all other documents, files, correspondence and other written information (whether printed, electronic or computer print-out form) of NML and/or the Owners with respect to the Vessels or the business of NML and/or the Owners.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Jersey are required by law or executive order to close.

“Capital Contribution” has the meaning given to such term in the Shareholders Agreement.

“Change of Control” means, in relation to the Manager:

(a)	a Person acquires Control of the Manager where no Person previously has such Control; or

(b)	a Controller of the Manager ceases to have Control of the Manager; or

(c)	a Person acquires Control of the Controller of the Manager; or

(d)	a Person who is not under the Control of the Controller of the Manager acquires Control of the Manager,

provided always that there shall be no Change of Control if it arises as a result of (i) a share exchange or other matter and the Person acquiring Control is a body corporate with the same shareholders (both  in identity and holdings) as the Controller immediately prior to such exchange or other matter; or (ii) a Change of Control which occurs in relation to a Controller of the Manager the shares of which Controller are listed on a recognised stock exchange.

“Control in relation to a body corporate or a partnership means the ability of a Person to ensure that the activities and businesses of that body corporate or partnership are conducted in accordance with the wishes of that Person, and a Person shall be deemed to have Control:

(a)
of a body corporate if that Person possesses the majority of the issued share capital or the voting rights in that body corporate or the right to appoint or remove directors of that body corporate holding a majority of the voting rights at meetings of the board of directors (or equivalent management organ) on all, or substantially all, matters;

(b)
of a partnership if that Person has the right to a share of more than one-half of the assets, or of more than one half of the income, of that partnership in circumstances where it can reasonably be expected that such Person directs the affairs of that partnership.

“Controller” means, in relation to the Manager, the Person which is not itself subject to Control but which has Control of the Manager, either directly or through a chain of Persons each of whom has Control over the next Person in the chain.

“Commitment Period” has the meaning given to such term in the Shareholders Agreement.

“Confidential Information” means all non-public or proprietary information or data (including all oral and visual information or data recorded in writing or in any other medium or by any other method) relating to a Disclosing Party that is obtained from the Disclosing Party or any third party on the Disclosing Party’s behalf, at any time before, simultaneously with, or after the execution of this Agreement; and, without prejudice to the general nature of the foregoing definition, the term Confidential Information shall include, but not by way of limitation, (i) information regarding the Disclosing Party’s existing or proposed operations, business plans, market opportunities, and business affairs and (ii) any information ascertainable by inspection of Confidential Information disclosed to the Receiving Party or by the analysis of any materials supplied to the Receiving Party. Notwithstanding the foregoing, Confidential Information shall not include any information which (x) is public knowledge at the time of disclosure or which subsequently becomes public knowledge other than as a result of a breach of this Agreement; (y) the Receiving Party can show was made available to it by some other Person who had a right to do so and who was not subject to any obligation of confidentiality or restricted use regarding such information; or (z) was developed by the Receiving Party independently without use of any confidential information provided hereunder or by a third party in breach of its confidentiality obligations.

“Disclosing Party” means a Party who has disclosed Confidential Information hereunder to the other Party or on whose behalf Confidential Information has been disclosed to the other Party.

“Force Majeure Event” means acts, events, cause or conditions beyond the reasonable control of the relevant Party and not attributable to its fault or negligence, including, but not limited to, any of the following:

(a)	acts of God, hurricane, flood, earthquake, windstorm, epidemic, pandemic or other natural disaster;

(b)
acts of public enemies, terrorist attack, war (including civil war), threat of or preparation for war, armed conflict, imposition of sanctions, embargo, breaking off of diplomatic relations or similar actions;

(c)
national emergency, invasions, pirates or assailing thieves, insurrection, riots, strikes, picketing, boycotts, arrests or restraint of princes, rulers of people, or interference by any governmental agency or official (whether legal or illegal), interference by laws or regulations of any government or subdivisions thereof (whether legal or illegal);

(d)	nuclear, chemical or biological contamination or sonic boom;

(e)
fire, explosion (other than in each case one caused by a breach of contract by, or assistance of, the Party seeking to rely on the relevant clause or companies in the same group as such Party) or accidental damage;

(f)	extreme adverse weather conditions; and

(g)	any labour dispute, including but not limited to strikes, industrial action or lockouts.

“GAAP” means generally accepted accounting principles in the US.

“Governmental Entity” means:

(a)	any national government, political subdivision thereof, or local jurisdiction therein;

(b)	any instrumentality, board, commission, court or agency of any thereof, however constituted; and

(c)	any association, organization or institution of which any of the above is a member or to whose jurisdiction any thereof is subject or in whose activities any of the above is a participant.

“Insolvency Event” means in relation to a Person:

(a)	any management or other receiver is appointed over any asset of such Person;

(b)
such Person makes any formal declaration of bankruptcy or any formal statement to the effect that it is insolvent or likely to become insolvent, or a winding up or administration order is made in relation to such Person, or the members or directors of such Person pass a resolution to the effect that it should be wound up, placed in administration or cease to carry on business;

(c)
a petition is presented for the winding up or administration, or the appointment of a provisional liquidator, of such Person unless the petition is being contested in good faith and on substantial grounds and is dismissed or withdrawn within ninety (90) days of the presentation of the petition;

(d)	such Person is deemed under Applicable Laws unable to pay its debts as they fall due; or

(e)
such Person petitions a court, or presents any proposal for, any form of judicial or non-judicial suspension or deferral of payments, reorganization of its debt (or certain of its debt) or arrangement with all or a substantial proportion (by number or value) of its creditors or of any class of them or any such suspension or deferral of payments, reorganization or arrangement is effected by court order, contract or otherwise, or any analogous procedure or step is taken in any jurisdiction.

“Investment Term” has the meaning given to such term in the Shareholders Agreement.

“Key Person” means Charalampos (Harris) Antoniou.

“KK” has the meaning given in the definition of “Trade Mark Licence”.

“KP Investor” means International Maritime Holdings A.G., a company incorporated under the laws of Switzerland with registration number CHE-456.471.543 whose registered office is at Bahnhofstrasse 7, 6300 Zug, Switzerland.

“Mainstream Sector Vessels” has the meaning given to such term in the Shareholders Agreement.

“Management Services” means the services to be provided by the Manager under Clause 3 of this Agreement.

“Neptune Branding” means the name “Neptune” and any trade marks, logos or get-up (whether registered or unregistered) consisting of or containing such name or associated with such name, as identified in Schedule 1 of the Trade Mark Licence.

“NML Board” means board of directors of NML at any given time or any duly authorized committee thereof at any given time.

“Owners” means the Subsidiaries of NML which own the Vessels.

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind.

“Receiving Party” means a Party to whom Confidential Information of a Disclosing Party has been disclosed hereunder.

“Related Party” means in relation to any Party a Person who is “connected” with such party under section 1122 of the Corporation Tax Act 2010.

“Shareholders Agreement” means the Subscription and Shareholders’ Agreement relating to NML dated of even date herewith among Snow White Investments Limited, International Maritime Holdings AG, Codrus Capital AG, Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and NML in relation to the ownership, governance and management of NML and the Owners, as amended, supplemented and/or restated from time to time.

“Subsidiaries” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or managers or other body performing similar functions are at any time directly or indirectly owned by such Person.

“Trade Mark Licence” means the trade mark licence entered into by and between Konstantinos Konstantakopoulos (“KK”) (as licensor) and the Manager (as licensee) in respect of the Neptune Branding on or around the date of this Agreement.

“Term” has the meaning given in clause 9 (Duration of this Agreement).

“Undrawn Commitment” has the meaning given to such term in the Shareholders Agreement.

“Vessels” means the vessel or vessels purchased by any of NML or the Owners pursuant to the terms of the Shareholders Agreement, each a “Vessel”.

1.2	Construction

In this Agreement, unless the context otherwise requires:

(a)	references to Clauses and Schedules are to be construed as references to clauses of, and Schedules to, this Agreement and references to this Agreement include its Schedules;

(b)
references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended in accordance with terms thereof, or, as the case may be, with the agreement of the relevant parties;

(c)
references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self-regulatory or other national or supra-national authority;

(d)	words importing the plural shall include the singular and vice versa; and

(e)	references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended.

1.3	Headings

Clause headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4	Amendment and Restatement

This Agreement amends and restates, with effect from the date hereof, the management agreement entered into between the Parties dated 1 April 2021.

2	APPOINTMENT OF MANAGER

With effect from the date of this Agreement and continuing unless and until terminated as provided in this Agreement, NML on its own behalf and on behalf of the Owners hereby appoints the Manager to provide the Management Services on and subject to the terms and conditions set out in this Agreement. The Manager hereby agrees to provide the Management Services all in accordance with the terms of this Agreement.

3	BASIS OF AGREEMENT

Subject to the terms and conditions of this Agreement, during the period of this Agreement, the Manager undertakes to carry out the Management Services as agent for and on behalf of NML and the Owners. The Manager shall have the power to take such actions on its behalf or on behalf of NML and/or the Owners as it may from time to time in its absolute discretion consider to be necessary or appropriate to enable it to perform its obligations under this Agreement, subject to customary oversight and supervision by NML, the NML Board and NML’s executive officers (if any). The Manager shall use its commercially reasonable efforts to provide the Management Services, and otherwise perform its obligations under this Agreement, in accordance with customary and general principles of good corporate governance and when applicable, with the care, diligence and skill that a prudent manager providing services of the same type as the Manager is providing under this Agreement would possess and exercise.

3.1	Administrative Services

The Manager shall provide the following services to NML and each of the Owners, always subject to and in accordance with the terms of the Shareholders Agreement:

(a)
providing suitably qualified individuals (with the prior written consent of NML) to act as authorised signatories of NML within parameters as to the scope of authority to be determined by the NML Board in its sole discretion;

(b)	undertaking the financial management and treasury functions of NML and each of the Owners;

(c)	administering bank accounts of NML and/or the Owners within parameters as to the scope of authority to be determined by the NML Board in its sole discretion;

(d)
providing all administration services in connection with any financing arrangements or facilities entered into by any of NML or the Owners, including monitoring compliance with environmental, social and governance (ESG) criteria to the extent applicable;

(e)
calculating and collecting lease payments due to the Owners or other moneys of whatsoever nature to which NML or the relevant Owner (as the case may be) may be entitled arising out of the employment of or otherwise in connection with the Vessels;

(f)	monitoring overall compliance of lessees with the terms of their Vessel leasing agreements with the Owners and ensuring enforcement of such terms as required;

(g)	monitoring, reporting any damages to Vessels and coordinating repairs as required;

(h)
to the extent the Manager is aware of the same, reporting to NML, and keeping the NML Board informed of, the occurrence of any default under any contract (including any Vessel financing) reasonably expected to have a material effect on NML’s and/or any Owner’s financial position, prospects or reputation in the shipping market to which NML or any Owner is a party, or any event or circumstance which is required to be notified to lenders or their agent under the financing documents for any Vessel;

(i)
at the request of NML, handling all management and clerical matters in respect of (i) the call and arrangements of annual and special meetings of shareholders, and (ii) the preparation of all formal documentation and materials (including notices of meetings and proxy or similar materials and registration statements) in respect thereof, provided that any costs associated with such services shall be for the account of NML if NML has requested such services;

(j)	advising on and assisting NML with calculating risks and reserves;

(k)	advising in relation to currency or interest fluctuations and/or hedging positions, subject to the direction and decision of the NML Board; and

(l)	providing such assistance to the Administrator (if any) as is required for the Administrator to be able to:

(i)	prepare relevant regulatory and/or other reports for government authorities and investors; and

(ii)	assist with arranging NML Board’s meetings and preparing board of directors and committee meeting materials, involving, as applicable, agendas, discussion papers, analyses and reports.

3.2	Strategic Services

The Manager shall provide (or, subject to Clause 6, shall procure are provided by a sub-contractor) the following, corporate planning, business development and advisory strategic services:

(a)	providing general strategic planning services and implementing in accordance with the directions of NML corporate strategy, including developing acquisition and divestiture strategies;

(b)
identifying and proposing opportunities to NML to acquire vessels that could constitute an Approved Investment in accordance with the requirements of the Shareholders Agreement and, subject to the prior approval by the NML Board in respect of any such opportunity (and its terms), negotiating and carrying out such purchase on behalf of NML and/or any of the Owners;

(c)
maintaining and managing in accordance with the directions of NML relationships between NML and/or the Owners and potential charterers, insurers, lenders and potential financiers of NML and/or the Owners and other shipping industry participants;

(d)	arranging and negotiating pre-delivery and post-delivery financing or refinancing for the purchase of prospective Vessels in accordance with the directions of NML; and

(e)	providing such other strategic, corporate planning, business development and advisory services as NML may reasonably request from time to time.

3.3	Accounting and Tax Services

The Manager shall, on behalf of NML and each of the Owners, establish an accounting system, including the development, implementation, maintenance and monitoring of internal control over financial reporting and disclosure controls and procedures, and maintain the Books and Records. The Books and Records shall be the property of NML but shall be kept at the Manager’s primary office or such other place as may be agreed. Upon expiration or termination of this Agreement, all Books and Records shall be provided promptly to NML or to such Person as is directed by NML.

At all reasonable times and on reasonable notice, any Person authorised by NML may inspect, examine, copy and audit the Books and Records kept by the Manager pursuant to this Agreement.

The Manager shall prepare and provide, in accordance with GAAP as applicable, to NML, each of the following:

(a)	the budgets, financial statements, and management and other financial information required to be furnished by NML to its shareholders in accordance with the Shareholders Agreement;

(b)	annual and other periodic tax returns for NML and each Owner as required by any Applicable Law;

(c)	such other account, tax, investor or financial reports and statutory reports as may be reasonably required by NML and/or any of its financiers; and

(d)	such other information as to the financial performance of NML, each of the Owners and the Vessels as from time to time may be reasonably requested by NML.

3.4	Insurance Arrangements

The Manager shall (or, subject to Clause 6, cause to be arranged by a sub-contractor) oversee the placement of insurances and the requirements relating to insurances of any financing bank or banks for each Vessel on such terms and conditions as NML shall have instructed or agreed, in particular regarding the procurement by charterers of obligatory insurances, letters of undertaking for any Vessels and the naming of Owners as assureds or co-assureds.

3.5	Pre-Delivery Services

Following a determination by NML in relation to the acquisition of any Vessel (whether a second hand purchase or otherwise), the Manager shall (or, subject to Clause 6, cause a sub-contractor to) oversee and supervise, in all material respects, the necessary management, technical and other vessel-related services, as the case may be, prior to its delivery, in relation to the acquisition of any Vessel to be purchased and made subject to this Agreement.

3.6	Sale of existing Vessels

Following a determination by NML in relation to the disposal of an existing Vessel the Manager shall (or, subject to Clause 6, cause a sub-contractor to) act on behalf of NML or the relevant Owner (as the case may be) to oversee and supervise, in all material respects, the necessary Management, technical and management services in relation to, the disposal of such existing Vessel.

3.7	Other Vessel-Related Services

To the extent that may be required, the Manager shall provide (or, subject to Clause 6, cause to be provided by a sub-contractor) commercial and technical management services with respect to each Vessel, as requested by NML.

4	ADDITIONAL MANAGER UNDERTAKINGS

4.1
The Manager shall not delegate the conduct of any activity which would constitute core income generating activities of NML for the purposes of the Taxation (Companies – Economic Substance) (Jersey) Law 2018 without the prior written consent of NML.

4.2	The Manager shall:

(a)
handle and settle, subject to any directions of the NML Board, all third party claims arising out of any of the Management Services under this Agreement and keep NML informed regarding any incident of which the Manager becomes aware which gives or may give rise to claims or disputes involving third parties;

(b)
keep the NML Board properly informed on a timely basis of all matters and incidents that it becomes aware of which give or may give rise to claims or disputes involving third parties and the progress of, and developments in, any legal actions, suits or proceedings to which the Company or the Owners are a party;

(c)	as instructed by NML, bring or defend actions, suits or proceedings in connection with matters entrusted to the Manager according to this Agreement;

(d)
have power to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters, affecting the interests of NML or the Owners in respect of each Vessel; and

(e)	arrange for the provision of any necessary guarantee bond or other security on behalf of NML and/or the Owner (as the case may be).

4.3
If the value of any litigation claim or dispute (including associated costs) exceeds, or is likely to exceed, US$100,000 the Manager shall obtain the approval of the NML Board before proceeding to take any actions. Any costs incurred by the Manager in carrying out its obligations according to Clause 4.2 shall be reimbursed by NML.

4.4
The Manager hereby undertakes and agrees that neither the Manager nor any of its Affiliates shall, without the prior written consent of NML, enter into any transaction on behalf of NML and/or any Owner (or otherwise in relation to the provision of the Management Services) with any Related Party of the Manager.

5	ADMINISTRATION FEES AND COST REIMBURSEMENT

5.1	NML shall pay to the Manager an annual fee (“Administration Fee”) of:

(a)
one point five percent (1.5%) on the aggregate amount of all Capital Contributions (adjusted from time to time to take account of any Realised Capital distributed to, or recalled from, the Preferred Shareholders in accordance with the Articles); and

(b)
zero point eight percent (0.8%) on the aggregate amount of all Undrawn Commitments (adjusted from time to time to take account of any Realised Capital distributed to, or recalled from the Preferred Shareholders in accordance with the Articles) but only for the Commitment Period.

5.2
The Parties may agree from time to time that the Manager shall provide to NML services above and beyond the scope of the Management Services.  In such cases, provided that NML is not also paying any third party for such services, NML shall pay to the Manager industry standard remuneration which, for the avoidance of doubt, in the case of chartering services shall be industry standard commissions of the total charter hire or freight payable under any charter and in the case of sale and purchase of any Vessel shall be industry standard commission (other than the original bareboat charters entered into by Owners in connection with any Approved Investment) and in relation to any individual Vessel disposed of by NML or the relevant Owner and such other additional fees as are mutually agreed with respect to such services provided.

5.3
The Manager shall provide the Management Services in consideration of the payment of the Administration Fee and other services in consideration of other mutually agreed fees payable under this Clause 5. All reasonable costs and disbursements incurred by the Manager under the terms of this Agreement on behalf of NML and/or the Owners in the performance of the respective Management Services, excluding operating expenses of the Manager and its sub-contractors (if any) which shall be for the account of the Manager and relevant sub-contractors, shall be payable by NML to the Manager on demand, provided that it is accompanied by an invoice and supporting documentation. Save for operating expenses of the Manager and its sub-contractors (if any) which shall be for the account of the Manager and relevant sub-contractors, the Manager shall in no circumstances be required to use or commit its own funds to finance expenses, costs and disbursements to be incurred in connection with the provision of the Management Services.

6	RIGHT TO SUB-CONTRACT

The Manager shall not be entitled to sub-contract any of its obligations under this Agreement without the prior written consent of NML (except to the extent that the sub-contracting of such services is ordinarily outsourced to specialist providers in which case the Manager will notify NML of such sub-contracting) and provided always that (i) the Manager shall use reasonable skill and care when selecting sub-contractors, (ii) the Manager shall ensure that the sub-contractor when customary has appropriate insurance in place and (iii) any incremental additional costs and fees of such sub-contractor shall be for the account of the Manager, unless such sub-contracted services principally involve any matters related to Clauses 3.5 to 3.7 (inclusive) or as otherwise agreed by NML in advance in writing in which case they shall be for the account of NML. In the event of such a sub-contract the Manager shall remain fully liable for the due performance of its obligations under this Agreement.

7	NON-EXCLUSIVITY, NON-COMPETE AND TRADEMARK LICENCE

7.1
NML and Owners acknowledge and agree that, subject to Clause 7.2, the Manager and its Related Parties shall be permitted to provide to third parties, directly or indirectly, same or similar services as the Management Services from time to time after 1 April 2023 and thereafter during the remaining term of this Agreement, it being agreed and the Manager undertakes except with the prior consent of NML that until such second year anniversary the Manager and the entities it Controls shall provide the Management Services exclusively to NML and shall not provide any service of a similar nature to a third party.

7.2
The Manager undertakes with NML and each of the Owners that during the term of this Agreement and for twelve (12) months following its termination or expiry, it shall not, and (in the case of paragraph (a) only) shall procure that none of its Related Parties shall, directly or indirectly, alone or with, through or as any manager, adviser, consultant, partner, employee or agent for any person, (i) carry on, (ii) be employed or otherwise engaged, concerned or interested in any capacity (whether for reward or otherwise) by or (iii) perform services for or advise:

(a)
any business that acquires Mainstream Sector Vessels from a ship-owner and then simultaneously bareboat charters the Mainstream Sector Vessel back to such ship-owner or another third party owner or operator or vessels (it being acknowledged and agreed by the Parties that any other shipping activities, including owning and operating vessels, shall not be deemed a business that competes with NML and/or Owners); or

(b)
any business that competes with NML and/or the Owners or any new business that NML and/or the Owners pursue during the term of this Agreement or has committed (determined as of the date of this Agreement’s termination or expiry) in pursuing during the subsequent twelve months following such termination or expiry.

7.3
The Manager agrees with NML and the Owners that the restrictive covenants in Clauses 7.1 and 7.2 are reasonable and necessary for the protection of the value of NML and that having regard to that fact those covenants do not work harshly on it.

7.4
The Manager acknowledges that it has had the opportunity to take independent advice on the restrictions in Clauses 7.1 and 7.2.  While those restrictions are considered by it to be reasonable in all the circumstances, it is agreed that if any of those restrictions, by themselves or taken together, are adjudged to go beyond what is reasonable in all the circumstances to protect the legitimate interests of NML and the Owners but would be adjudged reasonable if part or parts of their wording were deleted or amended or qualified or the time periods, services or geographic area were reduced in scope, then the relevant restriction or restrictions shall apply with such modification or modifications as may be necessary to make it or them valid and effective.

7.5
The Manager hereby grants to NML with effect from the date of this Agreement a worldwide, non-transferable, royalty-free, non-exclusive, revocable in accordance with clause 10 (Termination) licence with a right to sub-licence to the Owners (subject to the terms of this clause 7.5) to use the Neptune Branding during the Term in connection with NML’s business, or in the case of any sub-licence to an Owner, such Owner’s business, as conducted at the date of this Agreement and as carried on from time to time, which right shall include NML and the Owners using the Neptune Branding in their corporate or trade names (the “Sub-licence”), provided that clauses 3.3, 3.4, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 of the Trade Mark Licence shall apply mutatis mutandis to the Sub-licence except that they shall be amended such that references to the ‘Licensor’ shall be references to the Manager (other than in the cases of clauses 4.2, 5.3(d), 7.1, 7.2, 8.1, 8.2, 9.2, 11 and 13(i)(c)(ii) of the Trade Mark Licence in respect of which references to the ‘Licensor’ shall remain references to KK) and references to the ‘Licensee’ shall be references to NML.

8	RESPONSIBILITIES

8.1
No Party shall be under any liability for any failure to perform any of its obligations under this Agreement to the extent that performance thereof is delayed, hindered or prevented by the occurrence of a Force Majeure Event, provided always that the Party subject to such Force Majeure Event:

(a)	fails to perform such obligations directly as a result of such Force Majeure Event;

(b)	promptly notifies the other Party in writing of the nature and extent of the Force Majeure Event causing its failure or delay in performance; and

(c)
has used all reasonable endeavours to mitigate the effect of the Force Majeure Event, to carry out its obligations under this Agreement in any way that is reasonably practicable and to resume the performance of its obligations as soon as reasonably possible.

8.2
Subject to the limitations set forth in Clause 8.4, the Manager hereby undertakes to indemnify NML and each of the Owners and their respective officers, directors, agents or employees (each, an “Indemnified Party”) and to hold each Indemnified Party harmless from and against any and all actions, proceedings, claims, demands, damages or liabilities whatsoever or howsoever arising (excluding consequential damages and/or loss of profits, but including all reasonable attorneys’, consultants and experts’ fees and disbursements and court costs) (collectively, “Losses”) which may be brought against them or incurred or suffered by them arising out of or in connection with the Manager’s breach of this Agreement.

8.3
NML declares that it holds the benefit of the indemnity in Clause 8.2 on bare trust severally (and not jointly) for itself and each other Indemnified Party.  These several bare trusts shall carry no duty to preserve or enhance the value of the trust property pursuant to the Trusts (Jersey) Law 1984.

8.4
The Manager shall not have any liability whatsoever to the Indemnified Parties under Clause 8.2 for any Losses howsoever arising in the course of performance of the Management Services unless the same is proved to have resulted primarily from the negligence of the Manager or its Affiliates, Subsidiaries, employees, agents or sub-contractors (the “Manager’s Parties”). If such Losses are proved to have resulted primarily from the negligence of the Manager’s Parties, the Manager’s liability for each incident or series of incidents per year giving rise to a claim or claims shall never exceed a total of US$250,000 (the “Manager Cap”); provided, however, that if such Losses are proven to have resulted from the wilful misconduct or fraud of the Manager, the Manager Cap shall not apply to such Losses.

8.5
Upon receipt by an Indemnified Party of notice of any actions, proceedings, claims or demands made or brought by any unaffiliated third party (a “Third Party Claim”) with respect to a matter for which such Indemnified Party is indemnified under this Clause 7.5 which has or is reasonably expected to give rise to a claim for Losses, the Indemnified Party shall as soon as practicable notify the Manager, in writing, indicating the nature of such Third Party Claim and the basis therefor; provided, however, that any delay or failure by the Indemnified Party to give notice to the Manager shall relieve the Manager of its obligations hereunder to the extent that it is prejudiced by reason of such delay or failure. The Manager shall be entitled to assume and control the defence of such Third Party Claim at its expense and through counsel of its choice. In any such action or proceeding, the Indemnified Party shall have the right to retain its own counsel. The Indemnified Party shall cooperate with the Manager in such defence and make available to the Manager, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Manager. Neither the Manager nor the Indemnified Party shall settle any Third Party Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld, provided that no Indemnified Party consent shall be required in the event the Indemnified Party is not financially liable, no wrongdoing on behalf of the Indemnified Party is admitted, and the Indemnified Party receives a release from the claimant.

8.6
Notwithstanding anything that may appear to the contrary in this Agreement, the Manager shall not be liable for any of the actions of the master, officers and crew members of any Vessel that may be appointed by the Manager pursuant to this Agreement, even if such actions are negligent or wilful, except only to the extent that they are shown to have specifically resulted from a failure by the Manager to discharge its obligations in relation to the provision of the Management Services.

8.7
Except to the extent that any of the Manager or its Affiliates, Subsidiaries, employees, or agents or sub-contractors employed by them would be liable under Clauses 8.2 and/or 8.4, NML hereby undertakes to keep each of the Manager and its Affiliates, Subsidiaries, officers, directors, employees, or agents or sub-contractors employed by them, indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Manager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.

8.8
It is hereby expressly agreed that no employee or agent of the Manager or its Affiliates or Subsidiaries (including any sub-contractor from time to time employed by the Manager or its Affiliates or Subsidiaries) shall in any circumstances whatsoever be under any liability whatsoever to NML for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from such employee or agent’s act, neglect or default on while acting in the course of or in connection with such employment or agency and, without prejudice to the generality of the foregoing provisions, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Manager or its Affiliates or Subsidiaries or to which any of them are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager or its Affiliates or Subsidiaries acting as aforesaid and for the purpose of all the foregoing provisions, each of the Manager or its Affiliates or Subsidiaries are or shall be deemed to hold the benefit of this Clause 8.8 on bare trust severally (and not jointly) for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement. These several bare trusts shall carry no duty to preserve or enhance the value of the trust property pursuant to the Trusts (Jersey) Law 1984.

9	DURATION OF THIS AGREEMENT

This Agreement shall come into effect on the date hereof and shall continue until the Shareholders Agreement is terminated, unless earlier terminated as permitted under Clause 10 by NML or the Manager giving to the other notice in writing in accordance with Clause 10 (the Term).

10	TERMINATION

10.1	NML’s default

The Manager shall be entitled to terminate this Agreement with immediate effect by notice in writing if:

(a)
any moneys payable by NML under this Agreement have not been received by the Manager within ten (10) days of receipt by NML of the Manager’s written request, unless such failure to pay results from a breach by the Manager of this Agreement;

(b)
the Manager, notwithstanding it advising NML otherwise, is required by NML to take any action that, in the Manager's reasonable discretion, contravenes Applicable Law or is unduly hazardous or improper or hazardous to any crew member of any Vessel or other person; or

(c)
an Insolvency Event of NML occurs (otherwise than for the purpose of an orderly liquidation of NML’s assets at the end of the Investment Term in accordance with the terms of the Shareholders Agreement).

10.2	Manager’s Default

NML shall be entitled to terminate this Agreement with immediate effect by notice in writing if a material breach by the Manager occurs in the performance of its obligations under this Agreement (including, for the avoidance of doubt, its obligations under Clauses 7.1 and 7.2); provided that, if, in the reasonable opinion of NML, such breach is capable of remedy, NML shall provide written notice to the Manager of such breach and the Manager shall have a reasonable period with reference to the nature and consequence of such breach, and, in any event, no less than twenty (20) days but not more than thirty (30) days after receipt by the Manager of such written notice to cure such breach, and following such notice and period to cure, a resolution is passed by the NML Board electing to terminate this Agreement by reason of such material breach.

10.3
In any such event of termination or upon expiry of this Agreement, the Manager shall give all such assistance as is reasonably requested by NML and necessary to secure as soon as is reasonably practicable an orderly transition to its replacement.

10.4	Except as expressly provided herein to the contrary, the termination of this Agreement shall be without prejudice to all rights accrued between the Parties prior to the date of termination.

10.5	Termination of this Agreement will not affect any contractual provision intended or expressed to survive termination and will be without penalty or other additional payment.

11	NEW OWNERS/VESSELS

In the event that NML, following the identification of an Approved Investment under the Shareholders Agreement, determines to proceed with the purchase of a new vessel, the Manager shall procure the incorporation of a new Owner to purchase that new vessel and such newly acquired vessel shall become a “Vessel” for the purpose of this Agreement.

12	THIRD PARTY RIGHTS

12.1
Save as provided in Clause 12.2, the provisions of this Agreement are enforceable solely by the Parties, and no shareholder, employee, agent of any Party or any other Person shall have the right to enforce any provision of this Agreement or to compel any Party to comply with the terms of this Agreement.

12.2	The Parties agree that:

(a)	Clauses 3, 4, 7 and 7.5 confer a benefit on the Owners and their respective Indemnified Parties referred to in Clause 7.5; AND

(b)	Clause 7.5 confers a benefit on KK,

and that such provisions are intended to benefit, and be enforceable by, such persons in their own right under the Contracts (Rights of Third Parties) Act 1999. Notwithstanding the foregoing, under no circumstances shall any consent be required from any such persons for the termination, rescission, amendment or variation of this Agreement, whether or not such termination, rescission, amendment or variation affects or extinguishes any such benefit or right.

13	NO PARTNERSHIP

Nothing in this Agreement is intended to create or shall be construed as creating a partnership or joint venture between the Parties, and this Agreement shall not be deemed for any purpose to constitute any Party a partner of any other Party in the conduct of any business or otherwise or as a member of a joint venture or joint enterprise with any other Party.

14	SEVERABILITY

Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction; except that if:

(c)
on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable; and

(d)
as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this Clause 14, the basic intentions of the Parties in this Agreement are entirely frustrated, the Parties shall use commercially reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

15	AMENDMENTS

No amendment, supplement, modification or restatement of any provision of this Agreement shall be binding unless it is in writing and signed by each Party at the time of the amendment, supplement, modification or restatement.

16	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

17	NOTICES

Each notice, consent or request required to be given to a Party pursuant to this Agreement must be given in writing. A notice may be given by delivery or by email, and shall be validly given if delivered on a Business Day to an individual at the following address, or, if transmitted on a Business Day by email addressed to the following Party:

To NML:

Highvern Fund Administrators Limited, Whiteley Chambers, Don Street, St Helier JE2 4TR, email: Neptune@highvern.com

With a copy to: Nikoletta Fouska, 5 Quai du Mont Blanc, 1201 Geneva, Switzerland, email: nikoletta.fouska@latsco-fo.ch; Harris Antoniou, Bahnhofstrasse 7, 6300 Zug, Switzerland, email: harris.antoniou@codrus.ch; and Vassilis Mantzavinos, c/o Costamare Shipping Company S.A. 60 Zephyrou Street, 17564 Athens, Greece, email: vmantzavinos@costamare.com

To the Manager:

Highvern Fund Administrators Limited, Whiteley Chambers, Don Street, St Helier JE2 4TR, email: Neptune@highvern.com

With a copy to: Harris Antoniou, Bahnhofstrasse 7, 6300 Zug, Switzerland, email: harris.antoniou@codrus.ch; and Konstantinos Zacharatos, c/o Costamare Shipping Company S.A. 60 Zephyrou Street, 17564 Athens, Greece , email: kz@costamare.com or to any other address or email that the Party so designates by notice given in accordance with this Clause 17. Any notice:

(a)	if validly delivered on a Business Day, shall be deemed to have been given when delivered; and

(b)	if validly transmitted by email on a Business Day, shall be deemed to have been given on that Business Day.

18	WAIVER

No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition. Any waiver must be specifically stated as such in writing.

19	COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which together shall constitute one agreement binding on the Parties.

20	ATTORNEYS FEES

In any action or proceeding brought to enforce any provision of this Agreement or any other document or instrument contemplated hereby, or where any provision thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees, charges and disbursements in addition to any other available remedy.

21	CONFIDENTIALITY

21.1
Each Receiving Party agrees that all information provided thereto by a Disclosing Party shall be kept confidential by the Receiving Party and shall not be divulged, in whole or in part, to any third party, except (i) as required by Applicable Law, (ii) to officers, directors, attorneys, accountants, members, partners, shareholders or other Affiliates of Receiving Party or of Receiving Party’s Affiliates who agree to keep such information confidential or (iii) as required by any New York Stock Exchange rules, regulations or requirements.

21.2	This Clause 21 shall survive termination of this Agreement.

22	LAW AND JURISDICTION

22.1
This Agreement shall be governed by and construed in accordance with the laws of England, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than England.

22.2
The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in courts located in London, England, and each Party hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of any process, summons, notice or document by mail to its address set forth in Clause 17 shall be deemed effective service of process for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby brought against such Party in any such court as set forth in this Clause 22.

23	Service of process

23.1
NML hereby irrevocably authorises and appoints Highvern UK Limited of Fourth Floor, 1 Cork Street Mews, London, England W1S 3BL to accept on its behalf service of all legal process arising out of or in connection with any proceedings before the courts of England and Wales in connection with this Agreement. NML agrees that:

(a)	failure by Highvern UK Limited to notify it of the process will not invalidate the proceedings concerned; and

(b)
if this appointment is terminated for any reason whatsoever, it will appoint a replacement agent having an office or place of business in England or Wales and will notify the other Parties of this appointment.

23.2
The Manager hereby irrevocably authorises and appoints Highvern UK Limited of Fourth Floor, 1 Cork Street Mews, London, England W1S 3BL to accept on its behalf service of all legal process arising out of or in connection with any proceedings before the courts of England and Wales in connection with this Agreement. The Manager agrees that:

(a)	failure by Highvern UK Limited to notify it of the process will not invalidate the proceedings concerned; and

(b)
if this appointment is terminated for any reason whatsoever, it will appoint a replacement agent having an office or place of business in England or Wales and will notify the other Parties of this appointment.

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THIS AGREEMENT has been entered into on the date first above written.

For and on behalf of NEPTUNE MARITIME LEASING LIMITED

Name: James Bryant

Title: Director

For and on behalf of NEPTUNE GLOBAL FINANCING LIMITED

Name: James Bryant

Title: Director